Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2020

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(₹ in millions, except share and per share data, unless otherwise stated)
	Notes	As at March 31, 2020	As at September 30, 2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	131,012	135,137	1,838
Intangible assets	6	16,362	15,347	209
Property, plant and equipment	4	81,120	81,984	1,115
Right-of-Use assets	5	16,748	14,943	203
Financial assets
Derivative assets	17	—	14	^
Investments	8	9,302	8,363	114
Trade receivables		6,049	6,011	82
Other financial assets	11	5,881	6,720	91
Investments accounted for using the equity method		1,383	1,374	19
Deferred tax assets		6,005	1,437	20
Non-current tax assets		11,414	13,446	183
Other non-current assets	12	11,935	11,192	152

Total non-current assets		297,211	295,968	4,026

Inventories	9	1,865	1,311	18
Financial assets
Derivative assets	17	3,025	3,200	44
Investments	8	189,635	258,129	3,510
Cash and cash equivalents	10	144,499	152,423	2,073
Trade receivables		104,474	89,541	1,217
Unbilled receivables		25,209	23,884	324
Other financial assets	11	8,614	10,893	148
Contract assets		17,143	15,492	211
Current tax assets		2,882	2,294	31
Other current assets	12	22,505	22,080	300

Total current assets		519,851	579,247	7,876

TOTAL ASSETS		817,062	875,215	11,902

EQUITY
Share capital		11,427	11,430	155
Share premium		1,275	1,711	23
Retained earnings		476,103	517,217	7,033
Share-based payment reserve		1,550	1,747	24
SEZ Re-investment reserve		43,804	51,437	699
Other components of equity		23,299	29,008	395

Equity attributable to the equity holders of the Company		557,458	612,550	8,329
Non-controlling interest		1,875	1,201	16

TOTAL EQUITY		559,333	613,751	8,345

LIABILITIES
Financial liabilities
Loans and borrowings	13	4,840	225	3
Derivative liabilities	17	138	13	^
Lease liabilities		12,638	12,320	168
Other financial liabilities	14	151	657	9
Deferred tax liabilities		2,825	3,067	42
Non-current tax liabilities		13,205	12,186	166
Other non-current liabilities	15	7,537	7,320	100
Provisions	16	2	1	^

Total non-current liabilities		41,336	35,789	488

Financial liabilities
Loans, borrowings and bank overdrafts	13	73,202	74,293	1,010
Derivative liabilities	17	7,231	1,732	24
Trade payables and accrued expenses		78,129	82,023	1,115
Lease liabilities		6,560	7,286	99
Other financial liabilities	14	899	1,151	16
Contract liabilities		18,775	19,427	264
Current tax liabilities		11,731	14,531	198
Other current liabilities	15	19,254	24,445	332
Provisions	16	612	787	11

Total current liabilities		216,393	225,675	3,069

TOTAL LIABILITIES		257,729	261,464	3,557

TOTAL EQUITY AND LIABILITIES		817,062	875,215	11,902

^ Value is less than 1
The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants Firm Registration No: 117366W/W—100018	Chairman	Director	Chief Executive Officer & Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2020

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME
(₹ in millions, except share and per share data, unless otherwise stated)
		Three months ended September 30,			Six months ended September 30,
	Notes	2019	2020	2020	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	151,256	151,145	2,055	298,417	300,276	4,083
Cost of revenues	21	(108,006)	(105,387)	(1,433)	(212,279)	(209,087)	(2,843)

Gross profit		43,250	45,758	622	86,138	91,189	1,240
Selling and marketing expenses	21	(10,629)	(9,606)	(132)	(21,582)	(19,395)	(264)
General and administrative expenses	21	(6,527)	(8,177)	(111)	(14,646)	(18,183)	(247)
Foreign exchange gains	23	591	338	5	1,449	1,543	21
Other operating income/(loss), net	26	50	(178)	(2)	749	(81)	(1)

Results from operating activities		26,735	28,135	382	52,108	55,073	749
Finance expenses	22	(2,247)	(1,267)	(17)	(3,831)	(2,566)	(35)
Finance and other income	23	6,857	5,209	71	13,804	10,490	143
Share of net profit /(loss) of associates accounted for using the equity method		(2)	(6)	^	(18)	25	^

Profit before tax		31,343	32,071	436	62,063	63,022	857
Income tax expense	19	(5,731)	(7,228)	(98)	(12,430)	(14,066)	(191)

Profit for the period		25,612	24,843	338	49,633	48,956	666

Profit attributable to:
Equity holders of the Company		25,526	24,656	335	49,400	48,558	661
Non-controlling interest		86	187	3	233	398	5

Profit for the period		25,612	24,843	338	49,633	48,956	666

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		4.30	4.33	0.06	8.27	8.53	0.12
Diluted		4.29	4.32	0.06	8.25	8.51	0.12
Weighted average number of equity shares used in computing earnings per equity share

Basic		5,936,393,069	5,694,035,551	5,694,035,551	5,975,454,269	5,693,689,502	5,693,689,502
Diluted		5,948,113,661	5,706,874,339	5,706,874,339	5,986,683,086	5,705,850,555	5,705,850,555

^ Value is less than 1
The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants Firm Registration No: 117366W/W—100018	Chairman	Director	Chief Executive Officer & Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2020

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(₹ in millions, except share and per share data, unless otherwise stated)
		Three months ended September 30,			Six months ended September 30,
	Notes	2019	2020	2020	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period		25,612	24,843	338	49,633	48,956	666
Other comprehensive income (OCI)
Items that will not be reclassified to statement of income in subsequent periods
Remeasurements of the net defined benefit liability/asset comprising actuarial gains and losses		(313)	135	2	(226)	(156)	(2)
Net change in fair value of equity instruments measured at fair value through OCI		71	(268)	(4)	75	192	3

		(242)	(133)	(2)	(151)	36	1

Items that may be reclassified to statement of income in subsequent periods
Foreign currency translation differences	18	1,495	(1,302)	(18)	1,803	(211)	(3)
Net change in time value of option contracts designated as cash flow hedges		(229)	68	1	(319)	154	2
Net change in intrinsic value of option contracts designated as cash flow hedges		(99)	422	6	24	1,048	14
Net change in fair value of forward contracts designated as cash flow hedges		(398)	1,937	26	(179)	2,033	28
Net change in fair value of debt instruments measured at fair value through OCI		775	(310)	(4)	1,414	2,611	36

		1,544	815	11	2,743	5,635	77

Total other comprehensive income, net of taxes		1,302	682	9	2,592	5,671	78

Total comprehensive income for the period		26,914	25,525	347	52,225	54,627	744

Total Comprehensive income attributable to:
Equity holders of the Company		26,773	25,312	344	51,951	54,267	739
Non-controlling interest		141	213	3	274	360	5

		26,914	25,525	347	52,225	54,627	744

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants Firm Registration No: 117366W/W—100018	Chairman	Director	Chief Executive Officer & Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2020

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(₹ in millions, except share and per share data, unless otherwise stated)
							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(872)	—	—	—	—	—	(872)	—	(872)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the period
Profit for the period	—	—	—	49,400	—	—	—	—	—	49,400	233	49,633
Other comprehensive income	—	—	—	—	—	—	1,762	(474)	1,263	2,551	41	2,592

Total comprehensive income for the period	—	—	—	49,400	—	—	1,762	(474)	1,263	51,951	274	52,225

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	2,048,403	4	614	—	(614)	—	—	—	—	4	—	4
Buyback of equity shares	(323,076,923)	(646)	—	(105,000)	—	—	—	—	646	(105,000)	—	(105,000)
Transaction cost related to buyback	—	—	—	(298)	—	—	—	—	—	(298)	—	(298)
Issue of shares by controlled trust on exercise of options *	—	—	—	574	(574)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	5	899	—	—	—	—	904	—	904
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(1,415)	(1,415)

Total transactions with owners of the Company	(321,028,520)	(642)	614	(104,719)	(289)	—	—	—	646	(104,390)	(1,415)	(105,805)

As at September 30, 2019	5,712,906,868	11,426	1,147	449,944	2,328	28,565	17,012	1,941	2,442	514,805	1,496	516,301

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(₹ in millions, except share and per share data, unless otherwise stated)
							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the period
Profit for the period	—	—	—	48,558	—	—	—	—	—	48,558	398	48,956
Other comprehensive income	—	—		—	—	—	(173)	3,235	2,647	5,709	(38)	5,671

Total comprehensive income for the period	—	—	—	48,558	—	—	(173)	3,235	2,647	54,267	360	54,627

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	1,593,498	3	436	—	(436)	—	—	—	—	3	—	3
Issue of shares by controlled trust on exercise of options *	—	—	—	187	(187)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	2	820	—	—	—	—	822	—	822
Transferred to special economic zone re-investment reserve	—	—	—	(7,633)	—	7,633	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(960)	(960)
Others	—	—	—	—	—	—	—	—	—	—	(74)	(74)

Total transactions with owners of the Company	1,593,498	3	436	(7,444)	197	7,633	—	—	—	825	(1,034)	(209)

As at September 30, 2020	5,714,950,888	11,430	1,711	517,217	1,747	51,437	23,366	920	4,722	612,550	1,201	613,751

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		155	23	7,033	24	699	318	13	64	8,329	16	8,345

* Includes 24,781,027 and 21,903,855 treasury shares held as at September 30, 2019 and 2020, respectively by a controlled trust. 2,572,826 and 842,226 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended September 30, 2019 and 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants Firm Registration No: 117366W/W—100018	Chairman	Director	Chief Executive Officer & Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2020

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(₹ in millions, except share and per share data, unless otherwise stated)
	Six months ended September 30,
	2019	2020	2020
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the period	49,633	48,956	666
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	70	(309)	(4)
Depreciation, amortization and impairment expense	9,769	12,734	173
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	3,150	(3,015)	(41)
Share-based compensation expense	899	1,229	17
Share of net (profit)/ loss of associates accounted for using equity method	18	(25)	^
Income tax expense	12,430	14,066	191
Finance and other income, net of finance expenses	(11,103)	(8,395)	(114)
(Gain)/loss from sale of business	(749)	81	1
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	4,128	15,376	209
Unbilled receivables and contract assets	(4,126)	2,910	40
Inventories	1,279	554	8
Other assets	(2,455)	4,061	55
Trade payables, accrued expenses, other liabilities and provisions	(3,897)	7,774	106
Contract liabilities	(6,403)	611	8

Cash generated from operating activities before taxes	52,643	96,608	1,315
Income taxes (paid)/refund , net	3,365	(10,664)	(145)

Net cash generated from operating activities	56,008	85,944	1,170

Cash flows from investing activities:
Purchase of property, plant and equipment	(11,288)	(8,353)	(114)
Proceeds from sale of property, plant and equipment	325	464	6
Purchase of investments	(602,255)	(584,747)	(7,951)
Proceeds from sale of investments	678,519	520,360	7,076
Payment for business acquisitions including deposits and escrow, net of cash acquired	(3,230)	(5,621)	(76)
Proceeds from sale of business	7,459	—	—
Interest received	14,319	9,086	124
Dividend received	189	1	^

Net cash generated from/ (used in) investing activities	84,038	(68,810)	(935)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	9	3	^
Repayment of loans and borrowings	(51,047)	(44,980)	(612)
Proceeds from loans and borrowings	44,572	43,412	590
Repayment of lease liabilities	(3,193)	(4,503)	(61)
Payment for buy back of shares, including transaction cost	(105,298)	—	—
Interest paid	(2,473)	(1,739)	(24)
Payment of cash dividend to Non-controlling interest holders	(1,415)	(960)	(13)

Net cash used in financing activities	(118,845)	(8,767)	(120)

Net increase in cash and cash equivalents during the period	21,201	8,367	115
Effect of exchange rate changes on cash and cash equivalents	621	(49)	(1)
Cash and cash equivalents at the beginning of the period	158,525	144,104	1,960

Cash and cash equivalents at the end of the period (Note 10)	180,347	152,422	2,074

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants Firm Registration No: 117366W/W—100018	Chairman	Director	Chief Executive Officer & Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2020

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with Bombay Stock Exchange Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on October 13, 2020.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2020. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2020.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;
b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;
c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and
d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and six months ended September 30, 2020, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 73.54 as published by Federal Reserve Board of Governors on September 30, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transaction.

m)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2020, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2020.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2020:

Amendment to IFRS 3—Business combination

The International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The adoption of amendment to IFRS 3 is applicable to new acquisition on a prospective basis and did not have any impact on the interim condensed consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. The adoption of amendment to IFRS 9, IAS 39 and IFRS 7 did not have any significant material impact on the interim condensed consolidated financial statements of the Company.

Amendment to IAS 1 and IAS 8 – Definition of Material

The IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. The adoption of the amendment to IAS 1 and IAS 8 did not have any material impact on its evaluation of materiality in relation to the interim condensed consolidated financial statements.

Amendment to IFRS 16 – Leases

The IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to COVID-19-related rent concessions to payments originally due on or before June 30, 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from COVID-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. Accordingly, the Company recognized ₹ 5 and ₹ 28 as reversal of lease liability in the interim condensed consolidated statement of income for the three and six months ended September 30, 2020 respectively.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2020 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

4. Property, plant and equipment

	Land	Buildings	Plant and machinery *	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2019	₹ 3,697	₹ 27,490	₹ 92,366	₹ 16,505	₹ 948	₹ 141,006
Reclassified on adoption of IFRS 16	—	—	(3,420)	—	—	(3,420)

Adjusted balance as at April 1, 2019	₹ 3,697	₹ 27,490	₹ 88,946	₹ 16,505	₹ 948	₹ 137,586
Translation adjustment	—	1	374	13	(1)	387
Additions	55	1,045	6,198	1,575	4	8,877
Additions through Business combinations	—	—	18	—	—	18
Disposals	—	(57)	(1,978)	(68)	(117)	(2,220)

As at September 30, 2019	₹ 3,752	₹ 28,479	₹ 93,558	₹ 18,025	₹ 834	₹ 144,648
Accumulated depreciation/ impairment:
As at April 1, 2019	₹ —	₹ 6,715	₹ 73,188	₹ 12,593	₹ 682	₹ 93,178
Reclassified on adoption of IFRS 16	—	—	(2,177)	—	—	(2,177)

Adjusted balance as at April 1, 2019	₹ —	₹ 6,715	₹ 71,011	₹ 12,593	₹ 682	₹ 91,001
Translation adjustment	—	6	302	8	(1)	315
Depreciation and impairment	—	648	4,006	780	102	5,536
Disposals	—	(22)	(1,648)	(34)	(101)	(1,805)

As at September 30, 2019	₹ —	₹ 7,347	₹ 73,671	₹ 13,347	₹ 682	₹ 95,047
Capital work-in-progress						₹ 25,589

Net carrying value including Capital work-in-progress as at September 30, 2019						₹ 75,190

Gross carrying value:
As at April 1, 2019	₹ 3,697	₹ 27,490	₹ 92,366	₹ 16,505	₹ 948	₹ 141,006
Reclassified on adoption of IFRS 16	—	—	(3,420)	—	—	(3,420)

Adjusted balance as at April 1, 2019	₹ 3,697	₹ 27,490	₹ 88,946	₹ 16,505	₹ 948	₹ 137,586
Translation adjustment	9	84	1,437	129	(5)	1,654
Additions	55	9,130	13,571	3,487	11	26,254
Additions through Business combinations	—	5	417	7	—	429
Disposals	—	(199)	(3,676)	(258)	(146)	(4,279)

As at March 31, 2020	₹ 3,761	₹ 36,510	₹ 100,695	₹ 19,870	₹ 808	₹ 161,644
Accumulated depreciation/ impairment:
As at April 1, 2019	₹ —	₹ 6,715	₹ 73,188	₹ 12,593	₹ 682	₹ 93,178
Reclassified on adoption of IFRS 16	—	—	(2,177)	—	—	(2,177)

Adjusted balance as at April 1, 2019	₹ —	₹ 6,715	₹ 71,011	₹ 12,593	₹ 682	₹ 91,001
Translation adjustment	—	32	1,066	91	(2)	1,187
Depreciation and impairment	—	1,319	8,628	1,556	175	11,678
Disposals	—	(118)	(2,649)	(99)	(128)	(2,994)

As at March 31, 2020	₹ —	₹ 7,948	₹ 78,056	₹ 14,141	₹ 727	₹ 100,872
Capital work-in-progress						₹ 20,348

Net carrying value including Capital work-in-progress as at March 31, 2020						₹ 81,120

Gross carrying value:
As at April 1, 2020	₹ 3,761	₹ 36,510	₹ 100,695	₹ 19,870	₹ 808	₹ 161,644
Translation adjustment	7	50	160	15	(2)	230
Additions	—	774	6,266	790	1	7,831
Additions through Business combinations	—	—	13	51	—	64
Disposals	(58)	(568)	(2,324)	(377)	(56)	(3,383)

As at September 30, 2020	₹ 3,710	₹ 36,766	₹ 104,810	₹ 20,349	₹ 751	₹ 166,386
Accumulated depreciation/ impairment:
As at April 1, 2020	₹ —	₹ 7,948	₹ 78,056	₹ 14,141	₹ 727	₹ 100,872
Translation adjustment	—	12	73	8	(1)	92
Depreciation and impairment **	—	747	5,289	878	43	6,957
Disposals	—	(530)	(2,193)	(303)	(53)	(3,079)

As at September 30, 2020	₹ —	₹ 8,177	₹ 81,225	₹ 14,724	₹ 716	₹ 104,842
Capital work-in-progress						₹ 20,440

Net carrying value including Capital work-in-progress as at September 30, 2020						₹ 81,984

*	Includes computer equipment and software.
**	Includes impairment charge on certain software platforms amounting to ₹ 44 and ₹ 237 for the three months and six months ended September 30, 2020, respectively.

5. Right-of-Use assets	Category of Right-of-Use asset
	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		956		783		175		1,914
Additions through Business combinations		—		135		—		—		135
Disposals		—		(27)		(50)		(41)		(118)
Translation adjustment		—		56		7		(1)		62

As at September 30, 2019	₹	2,003	₹	12,622	₹	3,681	₹	782	₹	19,088

Accumulated depreciation:
Depreciation	₹	14	₹	1,758	₹	833	₹	128	₹	2,733
Disposals		—		(18)		(46)		(3)		(67)
Translation adjustment		—		2		—		(1)		1

As at September 30, 2019	₹	14	₹	1,742	₹	787	₹	124	₹	2,667
Net carrying value as at September 30, 2019									₹	16,421

Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		279		132		17		428

As at March 31, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689

Accumulated depreciation:
Depreciation	₹	27	₹	3,884	₹	1,731	₹	269	₹	5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6		105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Net carrying value as at March 31, 2020									₹	16,748

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		—		1,033		186		26		1,245
Disposals		—		(518)		(92)		(58)		(668)
Additions through Business combinations		—		184		—		84		268
Translation adjustment		—		36		25		11		72

As at September 30, 2020	₹	2,003	₹	16,359	₹	4,355	₹	889	₹	23,606

Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		14		2,192		819		139		3,164
Disposals		—		(336)		(78)		(41)		(455)
Translation adjustment		—		6		2		5		13

As at September 30, 2020	₹	41	₹	5,790	₹	2,464	₹	368	₹	8,663
Net carrying value as at September 30, 2020									₹	14,943

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2020		September 30, 2020
Balance at the beginning of the period	₹	116,980	₹	131,012
Translation adjustment		9,199		(1,321)
Acquisition through business combinations, net *		4,833		5,446

Balance at the end of the period	₹	131,012	₹	135,137

*

Acquisition through business combinations for the six months ended September 30, 2020 is net of ₹ (76) towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		319		119		438
Acquisition through business combinations		2,262		30		2,292

As at September 30, 2019	₹	29,505	₹	6,094	₹	35,599
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		45		77		122
Amortization		1,045		455		1,500

As at September 30, 2019	₹	16,435	₹	4,294	₹	20,729

Net carrying value as at September 30, 2019	₹	13,070	₹	1,800	₹	14,870

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		871		511		1,382
Translation adjustment		(79)		(117)		(196)

As at September 30, 2020	₹	33,282	₹	7,092	₹	40,374
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Translation adjustment		(84)		(74)		(158)
Amortization and impairment *		1,820		539		2,359

As at September 30, 2020	₹	19,634	₹	5,393	₹	25,027

Net carrying value as at September 30, 2020	₹	13,648	₹	1,699	₹	15,347

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

*	includes impairment charge on certain intangible assets of ₹ 263 for the three months and six months ended September 30, 2020.

7. Business combination:

During the three and six months ended September 30, 2020, the Company has completed two business combinations (which individually are not material) for a total consideration of ₹ 7,011. These include (a) acquisition of IVIA Serviços de Informática Ltda. (“IVIA”), a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil, and (b) acquisition of 4C NV and its subsidiaries (“4C”), a Salesforce multi-cloud partner in Europe, U.K. and the Middle East. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	495
Customer related intangibles		871
Marketing related intangibles		511
Deferred tax liabilities on intangible assets		(388)

Total	₹	1,489
Goodwill		5,522

Total purchase price	₹	7,011

The total consideration for IVIA includes a deferred earn-out component of ₹ 497, which is linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 460 and recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 823 of cash and cash equivalents.

The goodwill of ₹ 5,522 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The pro-forma effects of these business combinations on the Company’s results were not material.

8. Investments

	As at
	March 31, 2020		September 30, 2020
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	9,297	₹	8,358
Financial instruments at amortized cost
Inter corporate and term deposits *		5		5

	₹	9,302	₹	8,363
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	14,795	₹	46,639
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		155,587		183,273
Financial instruments at amortized cost
Inter corporate and term deposits *		19,253		28,217

	₹	189,635	₹	258,129

	₹	198,937	₹	266,492

*

These deposits earn a fixed rate of interest. Term deposits include non- current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 5, and ₹ 500, respectively (March 31, 2020: Term deposits non-current of ₹ 5 and Term deposits current of ₹ 796).

9. Inventories

	As at
	March 31, 2020		September 30, 2020
Stores and spare parts	₹	613	₹	569
Finished and traded goods		1,252		742

	₹	1,865	₹	1,311

10. Cash and cash equivalents:

	As at
	March 31, 2020		September 30, 2020
Cash and bank balances	₹	34,087	₹	49,634
Demand deposits with banks *		110,412		102,789

	₹	144,499	₹	152,423

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:
As at
	September 30, 2019	September 30, 2020
Cash and cash equivalents	₹ 180,441	₹ 152,423
Bank overdrafts	(94)	(1)

	₹ 180,347	₹ 152,422

11. Other financial assets

	As at
	March 31, 2020		September 30, 2020
Non-current
Security deposits	₹	1,581	₹	1,459
Interest receivables		1,139		1,139
Finance lease receivables		2,359		3,679
Others		802		443

	₹	5,881	₹	6,720
Current
Security deposits	₹	1,127	₹	1,411
Dues from officers and employees		1,040		573
Finance lease receivables		2,811		3,542
Interest receivables		2,581		3,679
Others		1,055		1,688

	₹	8,614	₹	10,893

	₹	14,495	₹	17,613

12. Other assets

	As at
	March 31, 2020		September 30, 2020
Non-current
Prepaid expenses	₹	4,535	₹	3,758
Costs to obtain contract*		4,030		3,732
Costs to fulfil contract		305		302
Others		3,065		3,400

	₹	11,935	₹	11,192
Current
Prepaid expenses	₹	9,876	₹	11,915
Dues from officers and employees		310		237
Advance to suppliers		3,121		1,949
Balance with GST and other authorities		7,805		6,936
Costs to obtain contract*		1,258		858
Costs to fulfil contract		—		22
Others		135		163

	₹	22,505	₹	22,080

	₹	34,440	₹	33,272

* Amortization of ₹ 295 and ₹ 349 during the three months ended September 30, 2019 and 2020 respectively, and ₹ 590 and ₹ 714 during the six months ended September 30, 2019 and 2020 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2020		September 30, 2020
Borrowings from banks	₹	77,058	₹	74,086
Bank overdrafts		395		1
Loans from institutions other than bank		589		431

	₹	78,042	₹	74,518

Non-current		4,840		225
Current		73,202		74,293

14. Other financial liabilities

	As at
	March 31, 2020		September 30, 2020
Non-current
Cash Settled ADS RSUs	₹	146	₹	215
Deposits and others		5		442

	₹	151	₹	657
Current
Cash Settled ADS RSUs	₹	350	₹	607
Deposits and others		549		544

	₹	899	₹	1,151

	₹	1,050	₹	1,808

15. Other liabilities

	As at
	March 31, 2020		September 30, 2020
Non-current
Employee benefits obligations	₹	3,767	₹	3,162
Others		3,770		4,158

	₹	7,537	₹	7,320

Current
Statutory and other liabilities	₹	4,919	₹	7,743
Employee benefits obligations		12,356		15,299
Advance from customers		1,464		875
Others		515		528

	₹	19,254	₹	24,445

	₹	26,791	₹	31,765

16. Provisions

	As at
	March 31, 2020		September 30, 2020
Non-current
Provision for warranty	₹	2	₹	1

	₹	2	₹	1

Current
Provision for warranty	₹	317	₹	233
Others		295		554

	₹	612	₹	787

	₹	614	₹	788

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17.	Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

					(in millions)
	As at
	March 31, 2020				June 30, 2020
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,011	₹	(2,902)	USD	1,329	₹	1,261
		€121	₹	231		€97	₹	(292)
		£52	₹	240		£84	₹	13
	AUD	144	₹	741	AUD	126	₹	(341)

Range forward option contracts	USD	474	₹	(1,057)	USD	269	₹	559
		£98	₹	(13)		£42	₹	(17)
		€39	₹	85		€40		₹ (43)
	AUD	—		—	AUD	10	₹	12
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,314	₹	(3,116)	USD	1,273	₹	878
		€59	₹	34		€117	₹	(27)
		£81	₹	112		£102	₹	103
	AUD	56	₹	115	AUD	33	₹	(10)
	SGD	7	₹	8	SGD	9	₹	(2)
	ZAR	17	₹	1	ZAR	29		(1)
	CAD	51	₹	153	CAD	27	₹	15
	SAR	60	₹	(1)	SAR	73	₹	(1)
	PLN	34	₹	13	PLN	11		^

	CHF	7	₹	4	CHF	6	₹ 7
	QAR	19	₹	(8)	QAR	17	₹ (7)
	TRY	30	₹	31	TRY	37	₹ 23
	NOK	19	₹	16	NOK	19	₹ 9
	OMR	2	₹	1	OMR	2	₹ (1)
	SEK	13	₹	4	SEK	58	₹ 4
	MYR	20	₹	1	MYR	8	₹ (1)
	JPY	325		^	JPY	964	₹ (8)

Buy: Forward contracts	USD	480	₹	972	USD	250	₹ (650)
	MXN	11	₹	(9)	MXN	11	^
	SEK	—		—	SEK	37	₹ (8)
	DKK	9		^	DKK	40	₹ (3)
	CHK	—		—	CHF	2	₹ (2)
Overnight Indexed Swap	INR	—		—	INR	250	₹ (1)

			₹	(4,344)			₹1,469

^ Value is less than ₹ 1.

*	USD 1,314 and USD 1,273 includes USD/PHP sell forward of USD 176 and USD 212 as at March 31, 2020 and September 30, 2020, respectively.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:
	Six months ended September 30,
	2019	2020
Balance as at the beginning of the period	₹ 3,019	₹ (2,876)

Deferred cancellation gain/(loss), net	4	—
Changes in fair value of effective portion of derivatives	1,050	2,758
Net (gain)/loss reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions *	(1,650)	1,266

Gain/(loss) on cash flow hedging derivatives, net	₹ (596)	₹ 4,024

Balance as at the end of the period	₹ 2,423	₹ 1,148
Deferred tax thereon	(482)	(228)

Balance as at the end of the period, net of deferred tax	₹ 1,941	₹ 920

*

Includes net (gain)/loss reclassified to revenue of ₹ (2,543) and ₹ 1,446 for the six months ended September 30, 2019 and 2020, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 893 and ₹ (180) for the six months ended September 30, 2019 and 2020, respectively.

As at September 30, 2019 and 2020, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2020 and September 30, 2020, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2020				As at September 30, 2020
	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	₹ 1,382	₹ —	₹ 1,382	₹ —	₹ 2,073	₹ —	₹ 2,073	₹ —
Others	1,643	—	1,643	—	1,141	—	1,141	—
Investments:
Investment in liquid and short-term mutual funds	14,795	14,795	—	—	46,639	46,639	—	—
Investment in equity instruments	9,297	—	119	9,178	8,358	33	152	8,173
Commercial paper, Certificate of deposits and bonds	155,587	12,983	142,604	—	183,273	—	183,273	—

Liabilities
Derivative instruments:
Cash flow hedges	₹ (4,057)	₹ —	₹ (4,057)	₹ —	₹ (921)	₹ —	₹ (921)	₹ —
Others	(3,312)	—	(3,312)	—	(824)	—	(824)	—
Contingent consideration (Refer to Note 7)	—	—	—	—	(439)	—	—	(439)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2020		September 30, 2020
Balance at the beginning of the period	₹	6,668	₹	9,178
Additions		2,124		323
Disposals		(1,327)		(1,271)
Transfers out of Level 3		—		(33)
Gain/(loss) recognized in foreign currency translation reserve		855		(179)
Gain/(loss) recognized in other comprehensive income		858		155

Balance at the end of the period	₹	9,178	₹	8,173

	As at
Contingent consideration	March 31, 2020		September 30, 2020
Balance at the beginning of the period	₹	—		—
Additions (Refer to note 7)		—		(460)
Finance expense recognized in statement of income		—		(4)
Gain/(loss) recognized in foreign currency translation reserve		—		25

Balance at the end of the period		₹ —		₹ (439)

18. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2019		2020
Balance at the beginning of the period	₹	15,250	₹	23,539
Translation difference related to foreign operations, net		1,762		(173)

Balance at the end of the period	₹	17,012	₹	23,366

19. Income taxes

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Income tax expense as per the interim condensed consolidated statement of income	₹	5,731	₹	7,228	₹	12,430	₹	14,066
Income tax included in other comprehensive income on:
Unrealized gains/ (losses) on investment securities		157		(123)		(228)		523
Gains/(losses) on cash flow hedging derivatives		(182)		596		(122)		789
Remeasurements of the net defined benefit liability /(asset) comprising actuarial gains and losses		(83)		32		(18)		(41)

	₹	5,623	₹	7,733	₹	12,062	₹	15,337

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Current taxes
Domestic		₹ 3,859		₹ 4,252		₹ 8,564		₹ 8,321
Foreign		1,843		1,377		3,696		2,722

		₹ 5,702		₹ 5,629		₹ 12,260		₹ 11,043
Deferred taxes
Domestic		₹ (25)		₹ 1,247		₹ 331		₹ 3,230
Foreign		54		352		(161)		(207)

		₹ 29		₹ 1,599		₹ 170		₹ 3,023

		₹ 5,731		₹ 7,228		₹ 12,430		₹ 14,066

Income tax expenses are net of reversal of taxes pertaining to earlier periods, amounting to ₹ 4,787 and ₹ 448 for the three months ended September 30, 2019 and 2020 respectively, and ₹ 5,253 and ₹ 1,560 for the six months ended September 30, 2019 and 2020 respectively.

The Special Economic Zone (“SEZ”) Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

20. Revenues

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Rendering of services	₹	147,988	₹	149,453	₹	292,615	₹	296,287
Sale of products		3,268		1,692		5,802		3,989

	₹	151,256	₹	151,145	₹	298,417	₹	300,276

Information on disaggregation of revenues for the three months ended September 30, 2020 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	45,883	₹	20,258	₹	23,878	₹	18,941	₹	18,432	₹	12,143	₹	7,802	₹	147,337	₹	—	₹	2,116	₹	149,453
Sale of products		—		—		—		—		—		—		—		—		1,692		—		1,692

	₹	45,883	₹	20,258	₹	23,878	₹	18,941	₹	18,432	₹	12,143	₹	7,802	₹	147,337	₹	1,692	₹	2,116	₹	151,145

B. Revenue by geography
India	₹	1,753	₹	606	₹	196	₹	379	₹	180	₹	482	₹	344	₹	3,940	₹	737	₹	2,116	₹	6,793
Americas*		26,275		15,123		16,655		5,988		14,394		5,833		1,869		86,137		178		—		86,315
Europe		10,970		2,234		4,491		7,691		2,592		4,997		2,079		35,054		506		—		35,560
Rest of the World		6,885		2,295		2,536		4,883		1,266		831		3,510		22,206		271		—		22,477

	₹	45,883	₹	20,258	₹	23,878	₹	18,941	₹	18,432	₹	12,143	₹	7,802	₹	147,337	₹	1,692	₹	2,116	₹	151,145

C. Revenue by nature of contract
Fixed price and volume based	₹	24,991	₹	14,059	₹	11,861	₹	12,606	₹	11,982	₹	8,821	₹	5,027	₹	89,347	₹	—	₹	1,652	₹	90,999
Time and materials		20,892		6,199		12,017		6,335		6,450		3,322		2,775		57,990		—		464		58,454
Products		—		—		—		—		—		—		—		—		1,692		—		1,692

	₹	45,883	₹	20,258	₹	23,878	₹	18,941	₹	18,432	₹	12,143	₹	7,802	₹	147,337	₹	1,692	₹	2,116	₹	151,145

Information on disaggregation of revenues for the three months ended September 30, 2019 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	45,576	₹	18,867	₹	23,445	₹	18,808	₹	19,069	₹	11,830	₹	8,334	₹	145,929	₹	—	₹	2,059	₹	147,988
Sale of products		—		—		—		—		—		—		—		—		3,268		—		3,268

	₹	45,576	₹	18,867	₹	23,445	₹	18,808	₹	19,069	₹	11,830	₹	8,334	₹	145,929	₹	3,268	₹	2,059	₹	151,256

B. Revenue by geography
India	₹	990	₹	567	₹	277	₹	447	₹	264	₹	504	₹	370	₹	3,419	₹	2,601	₹	2,059	₹	8,079
Americas*		27,149		14,655		16,703		6,006		14,431		5,762		2,258		86,964		145		—		87,109
Europe		10,929		1,796		3,882		7,586		3,677		4,545		2,023		34,438		283		—		34,721
Rest of the World		6,508		1,849		2,583		4,769		697		1,019		3,683		21,108		239		—		21,347

	₹	45,576	₹	18,867	₹	23,445	₹	18,808	₹	19,069	₹	11,830	₹	8,334	₹	145,929	₹	3,268	₹	2,059	₹	151,256

C. Revenue by nature of contract
Fixed price and volume based	₹	25,102	₹	12,137	₹	12,904	₹	13,011	₹	12,416	₹	8,396	₹	5,415	₹	89,381	₹	—	₹	1,688	₹	91,069
Time and materials		20,474		6,730		10,541		5,797		6,653		3,434		2,919		56,548		—		371		56,919
Products		—		—		—		—		—		—		—		—		3,268		—		3,268

	₹	45,576	₹	18,867	₹	23,445	₹	18,808	₹	19,069	₹	11,830	₹	8,334	₹	145,929	₹	3,268	₹	2,059	₹	151,256

Information on disaggregation of revenues for the six months ended September 30, 2020 is as follows:
	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	90,315	₹	39,871	₹	46,883	₹	38,042	₹	37,930	₹	23,856	₹	15,157	₹	292,054	₹	—	₹	4,233	₹	296,287
Sale of products		—		—		—		—		—		—		—		—		3,989		—		3,989

	₹	90,315	₹	39,871	₹	46,883	₹	38,042	₹	37,930	₹	23,856	₹	15,157	₹	292,054	₹	3,989	₹	4,233	₹	300,276

B. Revenue by geography
India	₹	3,357	₹	1,246	₹	414	₹	821	₹	298	₹	916	₹	668	₹	7,720	₹	1,989	₹	4,233	₹	13,942
Americas*		52,048		30,069		32,729		11,889		29,828		11,616		3,425		171,604		269		—		171,873
Europe		21,660		4,230		8,627		15,639		5,508		9,624		4,028		69,316		1,083		—		70,399
Rest of the World		13,250		4,326		5,113		9,693		2,296		1,700		7,036		43,414		648		—		44,062

	₹	90,315	₹	39,871	₹	46,883	₹	38,042	₹	37,930	₹	23,856	₹	15,157	₹	292,054	₹	3,989	₹	4,233	₹	300,276

C. Revenue by nature of contract
Fixed price and volume based	₹	49,937	₹	27,754	₹	23,804	₹	25,322	₹	25,431	₹	17,221	₹	10,248	₹	179,717	₹	—	₹	3,260	₹	182,977
Time and materials		40,378		12,117		23,079		12,720		12,499		6,635		4,909		112,337		—		973		113,310
Products		—		—		—		—		—		—		—		—		3,989		—		3,989

	₹	90,315	₹	39,871	₹	46,883	₹	38,042	₹	37,930	₹	23,856	₹	15,157	₹	292,054	₹	3,989	₹	4,233	₹	300,276

Information on disaggregation of revenues for the six months ended September 30, 2019 is as follows:
	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	90,659	₹	37,582	₹	45,675	₹	37,105	₹	37,596	₹	23,080	₹	16,734	₹	288,431	₹	—	₹	4,184	₹	292,615
Sale of products		—		—		—		—		—		—		—		—		5,802		—		5,802

	₹	90,659	₹	37,582	₹	45,675	₹	37,105	₹	37,596	₹	23,080	₹	16,734	₹	288,431	₹	5,802	₹	4,184	₹	298,417

B. Revenue by geography
India	₹	1,941	₹	1,183	₹	508	₹	923	₹	506	₹	1,002	₹	1,094	₹	7,157	₹	4,160	₹	4,184	₹	15,501
Americas*		54,022		28,965		32,199		11,619		28,279		11,351		4,351		170,786		436		—		171,222
Europe		22,363		3,828		8,028		15,101		7,293		8,778		4,047		69,438		611		—		70,049
Rest of the World		12,333		3,606		4,940		9,462		1,518		1,949		7,242		41,050		595		—		41,645

	₹	90,659	₹	37,582	₹	45,675	₹	37,105	₹	37,596	₹	23,080	₹	16,734	₹	288,431	₹	5,802	₹	4,184	₹	298,417

C. Revenue by nature of contract
Fixed price and volume based	₹	50,502	₹	24,125	₹	25,263	₹	25,781	₹	23,798	₹	16,341	₹	10,623	₹	176,433	₹	—	₹	3,337	₹	179,770
Time and materials		40,157		13,457		20,412		11,324		13,798		6,739		6,111		111,998		—		847		112,845
Products		—		—		—		—		—		—		—		—		5,802		—		5,802

	₹	90,659	₹	37,582	₹	45,675	₹	37,105	₹	37,596	₹	23,080	₹	16,734	₹	288,431	₹	5,802	₹	4,184	₹	298,417

*	Substantially related to operations in the United States of America

21. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Employee compensation	₹	81,266	₹	83,168	₹	158,742	₹	163,430
Sub-contracting/ technical fees		22,423		20,240		44,986		41,458
Cost of hardware and software		2,869		2,015		5,679		4,024
Travel		4,549		1,264		9,182		2,554
Facility expenses		5,048		5,344		9,781		9,971
Depreciation, amortization and impairment*		4,814		6,580		9,769		12,734
Communication		1,146		1,801		2,282		3,155
Legal and professional fees		1,239		1,224		2,335		2,535
Rates, taxes and insurance		424		874		1,161		1,904
Marketing and brand building		491		267		1,263		396
Lifetime expected credit loss		190		256		721		1,845
Miscellaneous expenses**		703		137		2,606		2,659

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	125,162	₹	123,170	₹	248,507	₹	246,665

*

Depreciation, amortization and impairment includes an impairment charge on certain software platforms, capital work-in-progress and intangible assets amounting to ₹ 561 and ₹ 754, for the three months and six months ended September 30, 2020, respectively.

**	Miscellaneous expenses for the three months and six months ended September 30, 2020, includes an amount of ₹ Nil, and ₹ 991, respectively towards COVID-19 contributions.

22. Finance expenses

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Interest expense	₹	1,424	₹	1,093	₹	2,701	₹	2,095
Exchange fluctuation on foreign currency borrowings, net		823		174		1,130		471

	₹	2,247	₹	1,267	₹	3,831	₹	2,566

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Interest income	₹	5,895	₹	4,785	₹	12,308	₹	9,638
Dividend income		94		1		189		1
Net gain from investments classified as FVTPL		587		356		738		589
Net gain from investments classified as FVTOCI		281		67		569		262

Finance and other income	₹	6,857	₹	5,209	₹	13,804	₹	10,490

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	1,176	₹	2,379	₹	2,574	₹	3,152
Other foreign exchange gains/(losses), net		(585)		(2,041)		(1,125)		(1,609)

Foreign exchange gains/(losses), net	₹	591	₹	338	₹	1,449	₹	1,543

24.	Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Profit attributable to equity holders of the Company	₹	25,526	₹	24,656	₹	49,400	₹	48,558
Weighted average number of equity shares outstanding		5,936,393,069		5,694,035,551		5,975,454,269		5,693,689,502

Basic earnings per share	₹	4.30	₹	4.33	₹	8.27	₹	8.53

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Profit attributable to equity holders of the Company	₹	25,526	₹	24,656	₹	49,400	₹	48,558
Weighted average number of equity shares outstanding		5,936,393,069		5,694,035,551		5,975,454,269		5,693,689,502
Effect of dilutive equivalent share options		11,720,592		12,838,788		11,228,817		12,161,053

Weighted average number of equity shares for diluted earnings per share		5,948,113,661		5,706,874,339		5,986,683,086		5,705,850,555

Diluted earnings per share	₹	4.29	₹	4.32	₹	8.25	₹	8.51

25. Employee benefits

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Salaries and bonus	₹	78,374	₹	79,490	₹	152,999	₹	156,692
Employee benefits plans
Gratuity and other defined benefit plans		326		518		719		1,018
Defined contribution plans		2,138		2,291		4,125		4,491
Share-based compensation		428		869		899		1,229

	₹	81,266	₹	83,168	₹	158,742	₹	163,430

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:
	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
Cost of revenues	₹	69,337	₹	70,909	₹	135,276	₹	139,254
Selling and marketing expenses		7,673		7,475		15,283		15,384
General and administrative expenses		4,256		4,784		8,183		8,792

	₹	81,266	₹	83,168	₹	158,742	₹	163,430

The Company has granted 20,000 and 70,000 options under RSU option plan during the three and six months ended September 30, 2020 (2,917,000 and 2,927,000 for the three and six months ended September 30, 2019); 600,000 and 616,000 options under ADS option plan during the three and six months ended September 30, 2020, respectively (2,570,400 and 2,670,400 for three and six months ended September 30, 2019).

The Company has also granted 30,000 and 90,000 Performance based stock options (RSU) during the three and six months ended September 30, 2020, respectively (2,244,500 and 2,244,500 for the three and six months ended September 30, 2019); 900,000 and 924,000 Performance based stock options (ADS) during the three and six months ended September 30, 2020, respectively (2,440,600 and 2,440,600 for three and six months ended September 30, 2019).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26.	Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ Nil, and ₹ (178) for the three months ended September 30, 2019, and September 30, 2020 respectively, and ₹ 597 and ₹ (81) for the six months ended September 30, 2019, and September 30, 2020 respectively has been recognized under other operating income/(loss), net.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ 50 and ₹ 152 for the three months and six months ended September 30, 2019 respectively, has been recognized under other operating income/(loss), net.

27.	Commitments and contingencies

Capital commitments: As at March 31, 2020 and September 30, 2020 the Company had committed to spend approximately ₹ 14,011 and ₹ 8,883 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2020 and September 30, 2020, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,655 and ₹ 19,421 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Income Tax Act, 1961. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (“ITAT”). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel allowed the claim of the Company under section 10A of the Income Tax Act, 1961. The Income tax authorities have filed an appeal before the Hon’ble ITAT.

For the year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2015, the Company received the final assessment order in October 2019 with an estimated demand of ₹ 1,347 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2016, the Company received the draft assessment order in December 2019 with an estimated demand of ₹ 704 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed the objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For the year ended March 31, 2007 to year ended March 31, 2012, the company has received tax demand of ₹ 227 (including interest of ₹ 102) for non-deduction of tax at source on some payments. The Company has already deposited the demand under protest. The Company received order issued by ITAT, Bengaluru rejecting Company’s appeal. The Company has received a favorable order on this issue from the Hon’ble High Court of Karnataka for the earlier years and has filed appeal with Hon’ble High Court of Karnataka challenging order from ITAT. Hon’ble High Court of Karnataka has admitted the appeal and has granted stay for penalty proceeding initiated by the department.

Income tax demands against the Company amounting to ₹ 77,873 and ₹ 79,286 are not acknowledged as debt as at March 31, 2020 and September 30, 2020, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 8,033 and ₹ 10,319 as of March 31, 2020 and September 30, 2020, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28.	Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2019, is as follows:

	IT Services																IT Products			ISRE			Reconciling Items			Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	45,760	₹	18,981	₹	23,530	₹	18,888	₹	19,148	₹	11,886	₹	8,368	₹	146,561	₹	3,233		₹	2,069		₹		(16)	₹	151,847
Other operating income		—		—		—		—		—		—		—		50		—			—			—			50
Segment Result		8,407		2,863		3,952		3,084		3,624		2,439		1,044		25,413		149			(177)			256			25,641
Unallocated																1,044		—			—			—			1,044

Segment Result Total															₹	26,507	₹	149		₹		(177)	₹	256		₹	26,735
Finance expense																											(2,247)
Finance and other income																											6,857
Share of profit/(loss) of associates accounted for using the equity method																											(2)

Profit before tax																										₹	31,343
Income tax expense																											(5,731)

Profit for the period																										₹	25,612
Depreciation, amortization and impairment																										₹	4,814

Information on reportable segment for the three months ended September 30, 2020, is as follows:

	IT Services																IT Products			ISRE			Reconciling Items			Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	45,995	₹	20,294	₹	23,927	₹	18,990	₹	18,478	₹	12,175	₹	7,822	₹	147,681	₹	1,691		₹	2,119		₹		(8)	₹	151,483
Other operating income/(loss), net		—		—		—		—		—		—		—		(178)		—			—			—			(178)
Segment Result		9,209		4,005		5,507		3,329		2,632		2,379		1,320		28,381		(300)			114			(30)			28,165
Unallocated																148											148

Segment Result Total															₹	28,351	₹		(300)	₹	114		₹		(30)	₹	28,135
Finance expense																											(1,267)
Finance and other income																											5,209
Share of profit/ (loss) of associates accounted for using the equity method																											(6)

Profit before tax																										₹	32,071
Income tax expense																											(7,228)

Profit for the period																										₹	24,843
Depreciation and amortization																											₹ (6,580)

Information on reportable segment for the six months ended September 30, 2019, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	₹ 91,155	₹ 37,852	₹ 45,896	₹ 37,320	₹ 37,808	₹ 23,222	₹ 16,822	₹ 290,075	₹ 5,642	₹ 4,212	₹ (63)	₹ 299,866
Other operating income	—	—	—	—	—	—	—	749	—	—	—	749
Segment Result	17,742	5,792	7,458	5,280	7,150	4,531	2,562	50,515	(258)	(813)	151	49,595
Unallocated								1,764				1,764

Segment Result Total								₹ 53,028	₹ (258)	₹ (813)	₹ 151	₹ 52,108
Finance expense												(3,831)
Finance and other income												13,804
Share of net profit /(loss) of associates accounted for using the equity method												(18)

Profit before tax												₹ 62,063
Income tax expense												(12,430)
Profit for the period												₹ 49,633

Depreciation, amortization and impairment												₹ 9,769

Information on reportable segment for the six months ended September 30, 2020, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	₹ 90,823	₹ 40,054	₹ 47,106	₹ 38,269	₹ 38,148	₹ 23,995	₹ 15,242	₹ 293,637	₹ 3,949	₹ 4,236	₹ (3)	₹ 301,819
Other operating income/(loss), net	—	—	—	—	—	—	—	(81)	—	—	—	(81)
Segment Result	17,726	6,733	9,926	6,898	6,799	4,607	2,211	54,900	(176)	14	(938)	53,800
Unallocated	—	—	—	—	—	—	—	1,354	—	—	—	1,354

Segment Result Total								₹ 56,173	₹ (176)	₹14	₹ (938)	₹ 55,073
Finance expense												(2,566)
Finance and other income												10,490
Share of net profit /(loss) of associates accounted for using the equity method												25

Profit before tax												₹ 63,022
Income tax expense												(14,066)

Profit for the period												₹ 48,956

Depreciation, amortization and impairment												₹ 12,734

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended September 30,				Six months ended September 30,
	2019		2020		2019		2020
India	₹	8,103	₹	6,794	₹	15,444	₹	13,954
Americas*		87,453		86,504		172,105		172,723
Europe		34,845		35,651		70,422		70,811
Rest of the world		21,446		22,534		41,895		44,331

	₹	151,847	₹	151,483	₹	299,866	₹	301,819

* Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2019 and 2020.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	During the three and six months ended September 30, 2020, the Company has contributed ₹ Nil and ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

c)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

d)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in Reconciling items.

g)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under Reconciling items.

h)

Other operating income/(loss) of ₹ 50 and ₹ (178) is included as part of IT Services segment results for three months ended September 30, 2019 and 2020 respectively, and ₹ 749 and ₹ (81) for the six months ended September 30, 2019 and 2020 respectively. Refer to Note 26.

i)

Segment results for the three and six months ended September 30, 2020 are after considering the impact of impairment charge of ₹ 263 and ₹ 192 in TECH and BFSI industry vertical respectively. The remaining impairment charge of ₹ 106 and ₹ 299 for the three and six months ended September 30, 2020, respectively is included under unallocated. (Refer to Note 4, 6 and 21).

j)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 403 and ₹ 836, for the three months ended September 30, 2019 and 2020 respectively, and ₹ 830 and ₹ 1,237 for the six months ended September 30, 2019 and 2020, respectively. The share-based compensation expense pertaining to other segments is not material.

29. List of subsidiaries and investments accounted for using equity method as at September 30, 2020 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA

		Rational Interaction, Inc. **	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.

	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

	4C NV		Belgium
		4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Weare4C UK Limited **	U.K.
		4C Consulting France	France
Wipro IT Services SE			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland

	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela

		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India

* All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

** Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated, Rational Interaction, Inc. and Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	IVIA Servicos de Informatica Ltda		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio Ltd (UK)	U.K.

Rational Interaction, Inc.	USA
Rational Consulting Australia Pty Ltd	Australia
Rational Interaction Limited	Ireland
Weare4C UK Limited	U.K.
CloudSocius DMCC	UAE

As at September 30, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:
Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The effective date from which the changes are applicable is yet to be notified and the rules for quantifying the financial impact are yet to be framed. In view of this, impact if any, of the change will be assessed and accounted in period of notification of the relevant provisions.

31.	Events after the reporting period

a)

On October 13, 2020, the Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 237,500,000 equity shares of ₹ 2 each (being 4.16% of total paid-up equity share capital as at September 30, 2020) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 400 per equity share for an aggregate amount not exceeding ₹ 95,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

b)

On October 13, 2020, the Company entered into a definitive agreement to acquire Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design for a total consideration of USD 80 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending December 31, 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W—100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2020